FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  BG Group plc

                 Notification of Directors' Interests in Shares

Options granted under the BG Group Sharesave Scheme (Inland Revenue approved)

On 9 September 2004 options over 3,458 BG Group plc ordinary shares of 10p each were granted under the above scheme to Ashley Almanza, Chief Financial Officer, at an option price of 274p per share.
These options are normally exercisable in the period from 1 November 2007 to 30 April 2008, both dates inclusive.

His total options held under the BG Group Company Share Option Scheme and the BG Group Sharesave Scheme after this grant are 738,223 ordinary shares of 10p each.


10 September 2004

Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 10 September 2004                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary